Exhibit 12.1

Aqua America, Inc.

Computation of Ratio of Earnings to Fixed Charges and

Computation of Ratio of Earnings to Combined Fixed

Charges and Preferred Stock Dividends

(In thousands, except ratios)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Ratio of earnings to fixed charges:
Earnings:
Income from continuing operations before income taxes	$256,652	$255,160	$216,752	$239,103	$224,104
Less: Equity earnings (loss) in JV	331	976	(35,177)	(3,989)	(2,665)

Income from continuing operations before income taxes and non-controlling interest	256,321	254,184	251,929	243,092	226,769
Add: fixed charges	87,279	79,449	79,350	79,220	80,564
Less: capitalized interest (see note below)	(3,578)	(2,254)	(1,597)	(1,494)	(1,743)

Total earnings	$340,022	$331,379	$329,682	$320,818	$305,591

Fixed charges:
Interest on all indebtedness	$86,221	$78,251	$76,848	$76,673	$77,735
Amortization of debt expense	318	282	1,697	1,609	1,613
Estimated interest attributable to rental and lease expense*	740	916	805	938	1,216

Total fixed charges	$87,279	$79,449	$79,350	$79,220	$80,564

Ratio of earnings to fixed charges	3.90	4.17	4.15	4.05	3.79

Ratio of earnings to combined fixed charges and preferred stock dividends:
Earnings:
Income from continuing operations before income taxes and non-controlling interest	$256,321	$254,184	$251,929	$243,092	$226,769
Add: combined fixed charges	87,279	79,449	79,350	79,220	80,564
Less: preferred stock dividends	—	—	—	—	—
Less: capitalized interest (see note below)	(3,578)	(2,254)	(1,597)	(1,494)	(1,743)

Total earnings	$340,022	$331,379	$329,682	$320,818	$305,591

Combined fixed charges:
Interest on all indebtedness	$86,221	$78,251	$76,848	$76,673	$77,735
Amortization of debt expense	318	282	1,697	1,609	1,613
Estimated interest attributable to rental and lease expense*	740	916	805	938	1,216
Preferred stock dividends	—	—	—	—	—

Total combined fixed charges and preferred stock dividends	$87,279	$79,449	$79,350	$79,220	$80,564

Ratio of earnings to combined fixed charges and preferred stock dividends	3.90	4.17	4.15	4.05	3.79

Note: Capitalized interest only includes the AFUDC debt component as this is the portion that would be considered a fixed interest charge.

*	Estimated interest attributable to rental and lease expense has been calculated using an assumed interest factor of 33% of rental and lease expense.